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                              April 13, 2023

       David B. Kaplan
       Chief Executive Officer and Co-Chairman
       Ares Acquisition Corp II
       c/o Ares Management LLC
       245 Park Avenue, 44th Floor
       New York, NY 10167

                                                        Re: Ares Acquisition
Corp II
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 7, 2023
                                                            File No. 333-270951

       Dear David B. Kaplan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 6, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed April 7,
2023

       General

   1. We note the revisions made in response to comment 1. However, we continue to note reference to releasing
the funds earlier than completion of the initial business combination on page 128. Please
revise to remove or respond to the concerns raised in the prior comment 1. We also note
the trust agreement filed as Exhibit 10.1 and the Trust Account
                                                        Termination Letter
attached as Exhibit A. In particular we note the representation that "on the Business
Combination Consummation Commencement Date (i) counsel for the
                                                        Company shall deliver
to you written notification that the Company has commenced the procedures to
consummate the Business Combination, or the Business Combination will
 David B. Kaplan
Ares Acquisition Corp II
April 13, 2023
Page 2
      be consummated substantially concurrently with your transfer of funds to the accounts as directed by the Company." Please revise the agreement consistent with the revisions made to the prospectus or address the concerns raised in the prior comment 1.
Risk Factors, page 41

2. We note your response to comment 3 and the revised disclosure and we reissue the comment in part. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions. Describe the risks of the excise tax applying to redemptions in connection with de-SPACs, depending on the structure of the de-SPAC transaction. Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.
       You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameDavid B. Kaplan
                                                           Division of
Corporation Finance
Comapany NameAres Acquisition Corp II
                                                           Office of Real
Estate & Construction
April 13, 2023 Page 2
cc:       Tamar Donikyan
FirstName LastName